F r a s e r a n d C o m p a n y

Fraser and Company LLP Barristers and Solicitors

June 9, 2005

VIA EDGAR AND COURIER

Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549-0405

Attention: John Reynolds, Assistant Director

Office of Emerging Growth Companies

Dear Sirs/Mesdames:

Re: Thrifty Printing, Inc.

Amendment No. 2 to Form SB-2 Registration Statement

File No. 333-122005

Further to your letter dated April 28, 2005, enclosed please find three clean copies and three blacklined copies (hard copies), filed with you, by courier. Also please find enclosed a red-tagged copy (which includes page numbers) and a clean copy (which also includes page numbers) filed with you, by Edgar, of Amendment No. 2 to Form SB-2 Registration Statement, including Exhibits.

Please be advised that Eh? Clerical Services Inc., the Company's resident agent, has changed its name to Business First Formations, Inc. Their address and telephone number has also changed. The Sb-2 has been revised to show these changes.

The Company has incorporated your requested changes and the following are the Company's response using the same numbering system as in your April 28, 2005 letter:

General

  The Company included the disclosure that it is a non-blank check company under "Description of Business" and the specific plan under Management's Discussion and Analysis and Plan of Operation accordingly.

  The Company advises that it made a mistake for not stating the further 1,200,000 shares issued in the initial filing. The Company prepared the initial SB-2 before Christmas pending filing after the New Year. When the Company filed that SB-2 after the New Year it forgot to update that it received on the New Year's Eve the subscription agreements for the further 1,200,000 shares. The Company advises that it received the two directors' subscription agreements for the 1,200,000 shares on December 31, 2004. The purchase price, however, was paid and recorded as at March 1, 2005. The financial statements for the quarter ending December 31, 2004 were revised to reflect this in Note 3. In addition the Company advises as at September 30, 2004, 2,000,000 shares were outstanding and as at December 31, 2004, 3,200,000 shares were outstanding. The additional 1,200,000 shares, however, were not issued until the end of December 31, 2004. Therefore, the average outstanding shares are still 2,000,000, ie., the 2,000,000 shares were outstanding over the entire 92 day period.

  Back Cover Page of Prospectus

  It is provided accordingly.

  Prospectus Summary

  It is described accordingly including that the Company has begun receiving and developing photos through its website.

  The website address is provided accordingly and it is disclosed that the website is fully operational.

  It is disclosed accordingly.

  It is deleted.

  Net loss since inception is provided.

  Risk Factors

  It is disclosed accordingly.

  It is revised accordingly. It is disclosed that the Company has begun to receive and develop photos from its website.

  It is disclosed accordingly.

  It is disclosed accordingly.

  It is disclosed accordingly.

  Directors, Executive Officers, Promoters and Control Persons

  It is discussed and described accordingly.

  Description of Property

  It is disclosed accordingly. The Company advises there is no written lease agreement. It is rented month by month with a rental of $250 per month.

  Description of Business

  The Company confirms that it has received orders from corner stores. It is described how the Company generates revenue from corner stores. The amount of revenue is revised to "minimal".

  Our Current Business

  It is disclosed accordingly.

  It is explained accordingly.

  It is disclosed accordingly.

  It is disclosed accordingly.

  It is described accordingly.

  It is disclosed accordingly.

  It is disclosed accordingly.

  It is disclosed accordingly.

  Marketing

  The statement is removed.

  It is revised accordingly.

  It is disclosed accordingly.

  It is revised to make understandable.

  The Company advises that "search engine" means search website directories such as Google and Yahoo. In order not to confuse the investors, "search website directories like Google and Yahoo" is used to replace "search engine".

  Technology

  It is described accordingly.

  Competition

  It is described accordingly.

  Growth Strategy

  "Online advertisement" means put advertisement on website. It is rewritten to make it understandable.

  It is described.

  It is described. The Company has not entered into any such agreement.

  Management's Discussion and Analysis and Plan of Operations

  It is described accordingly.

  Cash Requirements

  It is discussed that directors will lend money when it is required.

  Other

  It is discussed accordingly.

  Executive Compensation

  It is clarified that no payment for the current year.

  Financial Statements
  Unaudited Interim Financial Statements
  Interim Balance Sheet page 42

  The subscription price was received on March 1, 2005. Note 3 is amended accordingly.

  Interim Statements of Operations, page 43

  It is revised accordingly.

  Part II
  Exhibit

  Executed copies of the agreements are included accordingly.

If you have any other questions, please do not hesitate to contact the undersigned. Please fax your further comments to the undersigned at (604) 669.5791.

Yours truly,
FRASER and COMPANY

Per: /s/ Ailin Wan

Ailin Wan

tw

encls.

Suite 1200-999 West Hastings Street, Vancouver, B.C. V6C 2W2
Tel: (604) 669-5244 Fax: (604) 669-5791 E-mail: wan@fraserlaw.com